UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2022

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 Hamenofim St., Building B,
Herzliya 4672562, Israel

+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective January 4, 2022, Yael German resigned from the board of directors (“the “Board”) of NeuroSense Therapeutics Ltd. (the “Company”) in connection with her appointment as the Israeli ambassador to France. The Board has appointed Dr. Revital Mandil-Levin as a new member of the Board to replace Ms. German effective upon Ms. German’s resignation from the Board. Dr. Mandil-Levin will serve as a Class I director, and her term will expire at the annual general meeting of shareholders to be held in 2022.

Dr. Mandil-Levin has more than 15 years’ experience in biotech startups and product development in the pharmaceutical industry. She is currently the CEO and founder of Nanocarry Therapeutics Ltd., a private company developing a proprietary platform technology for the delivery of biologics across the blood-brain barrier for CNS indications. From September 2019 to November 2020, she served as VP Corporate Development of Anima Biotech, a private company with a novel approach for the discovery of small molecules involved in mRNA translation, and from April 2018 to February 2019, she served as Chief Business Development Officer of CollPlant Ltd. (NASDAQ: CLGN), a public regenerative and aesthetic medicine company. From January 2014 to February 2018, Dr. Mandil-Levin served as Vice President Business Development at NeuroDerm Ltd (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing next-generation treatments for CNS disorders, where she had a major role in the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation for $1.1 billion. From 2004 to 2013, Dr. Mandil-Levin served as Vice President Business Development at HealOr Ltd, a clinical-stage biopharmaceutical company that developed novel drugs for skin regeneration in hard to heal wounds and dermatological diseases. Prior to that she served as Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in Biochemistry from Bar-Ilan University, Israel and an MBA from the Israeli College of Management School of Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer

Date: January 4, 2022